Mail Stop 3561

February 24, 2010

VIA U.S. MAIL

D. Hunt Ramsbottom, Jr.
President and Chief Executive Officer
Rentech, Inc.
10877 Wilshire Boulevard, 7th Floor
Los Angeles, CA 90024

> **Re:** **Rentech, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 3, 2010**
> **File No. 333-164654**

Dear Mr. Ramsbottom:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional concerns.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that counsels' opinions contain significant assumptions regarding the future issuance of the securities being registered. Please confirm that you will file unqualified opinions that omit all of these assumptions at the time of each takedown.

Exhibit 5.1

2. Please have counsel revise the last paragraph on page 1 to clarify that assumption (i) is limited to factual information.

3. Please have counsel revise to opine that the company has the corporate authority to issue the debt securities.

Exhibit 5.2

4. We note that counsel's opinion is limited to the laws of the State of New York. We also note that the subsidiary guarantors are incorporated in Delaware and Colorado. Please have counsel revise its opinion so that it also covers the laws of those respective jurisdictions or file separate opinions.

5. Please have counsel revise the carryover paragraph on page 3 and the penultimate paragraph of page 6. Counsel is entitled to rely on local counsel's opinion, but may not assume due authorization and execution or compliance with local law.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3412 if you have any questions regarding comments.

Sincerely,

Amanda Ravitz
Legal Branch Chief

cc: Via facsimile (650) 463-2600
        Anthony J. Richmond, Esq.
        Latham & Watkins LLP